

ASHLEY BLACK INC

Innovative Health & Beauty E-Commerce

ashleyblackguru.com   Houston, TX   X in ▶ f ⊙ ⧉ ♪

Marketplace   Female Founder   Ecommerce   Consumer Goods   Retail

Highlights

Profitable
Profitable for prior 3 months and expect same in future

$20M+ Revenue
Earned over the last 12 months


1

54% REVENUE GROWTH after WF raise (22/23 vs 20/21). $170M+ Lifetime Revenue

PROFITABLE business.

2 OVER 1.7M LOYAL customers with 58% repeat customer repurchase rate. 9M+ Highly Engaged Community.

3 PATENTED SCIENTIFIC products proven safe and effective in a peer reviewed and published study.

4 POWERFUL BRAND recognition, OVER 1 Trillion unique media impressions in 7 countries.

Our Team



Ashley Black 🏆Founder

Best-Selling Author, Inventor. ABA's 2020 Entrepreneur of the Year; 2 x Inc 5000 Fastest growing private companies; 1st TedX Fascia Talk, 9M+ Engaged Community. Built a $170M+ bootstrapped ecommerce brand of patented health & beauty products.

The brand is based on my lifelong struggle for health. Born with Juvenile arthritis, I sought better health solutions. After I developed a bone eating bacteria that robbed me of my hip and deteriorated my spine and almost took my life, I asked God to help me find a solution for my own health that I would share with the world. He did, and I am.



Dr Federico Ugalde Prada 🩺Partner & Medical Advisor

M.D, MBA, Chief Operational Officer for Regenerative Medicine Institute (RMI), First Adult Stem Cells Congress, Innovators Accelerator Program, Completed breakthrough studies in biotechnology and regenerative medicine



Rick Yorn & Sam Warren 👥Partners

LBI Entertainment LLC Premier Hollywood Talent Agency, reps to Leonardo DiCaprio, Jennifer Lawrence, Reese Witherspoon, Martin Scorsese, Zoe Saldana, Jonah Hill. Jessica Biehl. Justin Timberlake. Benicio Del Toro. Jamie Foxx and many others



Dr Umberto Uribe Morelli, M.D., F.A.C.S. Partner & Medical Advisor

Founder of HUM Breast Foundation, Masters in Super Microsurgery, Internationally recognized Aesthetic and Reconstructive Plastic Surgeon, heads social campaigns to fund breast reconstruction for low-income women who suffered from breast cancer.



Dr Kenneth Thomas, D.C. Partner & Medical Advisor

DC, MS, CCSP, Vice President of External Affairs Parker University, Vice President of Academics, Council of Chiropractic Education board and holds certifications in both Chiropractic Sports and Animal Chiropractic.



Brandy Hipp CFO

CPA, Masters degree in Taxation, Domestic and Global Income Tax, Transaction Tax, Corporate Structure, R&D Credit & Transfer Pricing for multinational cloud services provider Rackspace

A PURPOSE DRIVEN BRAND

Before we dive into the business of Ashley Black Inc and the impact of the FasciaBlaster products and system, let us show you what fascia is, where it is, and how it works.

With the first profits of the product sales, Ashley decided to invest nearly $2M to study the safety and efficacy of FasciaBlasting and the results were amazing. Not only did participants see visible results on the surface but the ultrasound images showed a dramatic **remodeling of the fascia layers** after only 90 days of regular use. To dive in deeper on the science, visit **FasciaBlaster Research**



THE PROOF
33 subjects, 5x a week, 25 minute sessions, 90 days-peer reviewed and published
BASELINE
30 DAYS
60 DAYS
90 DAYS
ASHLEY BLACK

There are other products and procedures in the market that address the issues tackled by the FasciaBlasters and here is how we stack up:

INNOVATIONS BEYOND THE MARKETPLACE



The Fasciablaster is where you turn for results beyond the ordinary
Regenerates fascia tissue better than stem cells
Lessens the outward appearance better than costly procedures
Reduces inflammation better than ibuprofen
Restores range of motion faster than Yoga
Restores muscle access for performance faster than a TENS unit
Tightens skin better than any botanical on the market
Increases circulation better than massage
Breaks up fat easier and faster than fat freezing (Coolsculpt)
ASHLEY BLACK

With FasciaBlasters, consumers have the solution they are looking for, one that involves them in their self-care and is both long-lasting and non-invasive. FasciaBlasting activates the body's own natural healing mechanisms, improving results with every use. **As a daily routine, you should brush your hair, brush your teeth, and brush your fascia.**

OUR RESULTS SPEAK FOR THEMSELVES
The secret is the collagen matrix that supports and feeds skin- FASCIA
FACE RESULTS
TURKEY NECK
HOODED EYES
BEFORE
AFTER
LIP PLUMP
CELLULITE
CONTOURING
BUM LIFT
BEFORE
WRINKLY HANDS
ASHLEY BLACK

We have integrated our deep understand of fascia science, with

critical and defensible patent protection, resulting in a portfolio of over 100 products with benefits across appearance, performance and health for over 1.7M customers.


STRONG FOUNDATION OF GEN 1
FASCIABLASTERS AND PRODUCT SUITE
The E-commerce and Spa partner models are the first building blocks to realize the company's vision
10 years
66 patents
139+ products
1.7M+ customers
BODY TOOLS
FACE TOOLS
TOPICALS
ACCESSORIES
KRYOPACKS
AUTO BLASTERS
ASHLEY BLACK

Our newest hero product is going to be the most exciting yet! Introducing Next Generation Fascia NEXCIA (tm) with our VersoForce (tm) attachments with proprietary technology. We are aiming to launch this product in 2025, revolutionizing the health and beauty industry. This non-invasive product will be the first and only mechanical device that can remodel fascia tissue. Part of this raise will be used to fund the first round of these devices. Investors will be given priority on our waitlist for the launch.

Bolstered by the first ever capital infusion in the last round, the company was able to invest in the foundation of important new areas of growth.



Series A Convertible Note Raise Results
In 2022, we raised $3M from our community and private investors.
$10M revenue increase in 2022
54% increase in revenue from 20/21 to 22/23
US manufacturing was expanded securing a stable supply chain
Site selection and legal set up was completed for a Costa Rica factory, using 100% sustainable energy, at 68% cost savings
National Certification Board
PROUD TO BE
APPROVED PROVIDER
BOARD APPROVED
for Therapeutic Massage & Bodywork
Launched Fascia Advancement Academy
200+ FAA Graduates (Chiropractors, LMTs, Yoga Instructors, Nurses, & more)
Launched Spa partnerships with hotels and Day Spas
Staff is trained by FAA to use Fasciablasters for exclusive treatments and in spa retail
Invested in a full valuation of the IP rights to create an asset that can be leveraged for tens of millions in secured debt funding.
ASHLEY BLACK

In addition to bringing our Series A investors on board officially, this round (and a follow on debt financing) will be used to expand the new channels that we launched with FAA and SPA, increase the features of our Fascia App, pursue a new regulatory path with the FDA, and invest in vertically integrating our supply chain to improve our margins while we also do our part to improve the planet.









THE FASCIA ADVANCEMENT ACADEMY EXPANSION & SERVICES PARTNER ASSOCIATES (SPA)

In partnership with licensed instructors, the Company launched continuing education classes for health and wellness professionals that will use the FasciaBlaster products in their practices. The program for a certification in Preventative Regenerative Fasciology (PRF) with multiple live courses rolled out in 2023. In addition to the monthly classes at the current 2 locations (Costa Rica & Texas) in 2024, the company will use funds to add two additional locations on the east and west coasts in 2025. The first advanced level course takes place March 2024. There is currently a wait list and the marketing for the classes has not yet launched.

Partnering with professional athletes, celebrities, wealthy individuals and other charitable organizations, the company will also use a small amount of funds to launch a non-profit sponsorship program to provide tuition, living expenses, and other support to underprivileged young adults.

In addition to providing much needed training, the FAA courses serve as an acquisition funnel and training platform for enrolling health and wellness professionals in the Services Partner Associates (SPA) program. An average of 70% of students enroll as wholesale and/or affiliate partners upon course completion.



ASHLEY BLACK

ASHLEY BLACK SERVICES PARTNERS

Exclusive Treatments, "to go" bags and retail

The company currently has wholesale customers that include **massage therapists, estheticians, athletic trainers, medical spas, and other wellness professionals**. These clinics and spas carry the products in store, serving to **refine the retail strategy for display, customer education, and product sell through rates.** Expansion of this channel is a main strategic focus in 2024-2025. The company has hired a **sales director with decades of experience in spa retail.** Funds are needed for additional sales staff to properly onboard the new accounts and grow the sales volume. The FAA classes are a main funnel for acquiring new wholesale customers to the Spa channel. The company will also use funds to attend key industry trade shows such as SpaTec, which yielded opportunities with dozens of prestigious hotel spas and therapy clinics, including **Massage Envy, Four Seasons LA and Equinox.**









THE RITZ-CARLTON

FOUR SEASONS

FAA & SPA Investment: $2.8M

Projected 5 YR Revenue Created: $57M

Projected 5 YR EBITDA Impact: $30M

Forward looking projections cannot be guaranteed.



ASHLEY BLACK

VERTICAL INTEGRATION AND TOPICAL SUBSCRIPTIONS

Acquisition topicals lab and increase subscription revenue

The company has historically sourced over 90% of the topicals sold from a single topicals lab in the US. An integral part of the long term strategy for the brand moving forward is **increasing the sales, particularly through subscription, of the topical products from 20% to 40-50% of direct to consumer revenue.** Achieving this



scale in a profitable manner requires that the company brings a portion of the topicals manufacturing in house through a strategic joint venture or an acquisition of an existing facility with complimentary product lines. In addition to the incremental revenue created, there is also a corresponding **cost of goods reduction of 30%** in the other channels for the topicals that will be produced internally.



Investment: $2.5M

Projected 5 YR Revenue Created: $22M



Forward looking projections cannot be guaranteed.

THE FASCIA APP

On demand tutorials, follow along classes and find a professional

The Fascia App will consist of several component functionalities. The company has funded the beta version, the Fascia Finder, which provides location based services to find professionals that offer fascia therapy or aesthetics. A portion of funds will be used to add additional functionalities that will roll out will provide value for the consumers and be free of charge. These functions include programs for fasciablasting for a particular body part, aesthetic result, or therapeutic outcome. One example of this would be a regimine for addressing tennis elbow that includes video instructions and a weekly schedule. The services partners will pay for subscriptions to stay active on the Fascia Finder tool and some amount of revenue will be driven by in-app upsells. The main focus for the app, however, is customer engagement, so the sales features will be minimal. Users of the app will be part of sales funnels via email, social, and SMS.





Investment: $350K

Projected 5 YR Revenue Created: $7M*

*Users of the app will drive revenue in the ecommerce channel



Forward looking projections cannot be guaranteed.

SUSTAINABLE, STABLE SOURCING AND SUPPLY CHAIN

57% saving in COGS over US factory

Leveraging the many benefits of the Costa Rica Free Trade Zone program, the company will use a portion of funds to lease manufacturing space in the FTZ park to manufacture Fasciablasters, topicals and recycled packaging with 100% renewable energy. Nearly every major medical device company utilizes the expertise, ideal location, and strategic trading partnerships of the Costa Rica FTZ. Securing near shore manufacturing in a low cost and tax favored country like Costa Rica is an important strategic advantage and significantly lowers the supply chain risks that were deeply felt by every US product company in recent years. With the addition of US manufacturing and Costa Rica, the company plans to have 60-70% of total products made in-house, retaining the China manufacturing relationships at the current levels with incremental growth.






Investment: $2.8M





Savings: PROJECTED DECREASED COST OF GOODS 30% OVER 3-5 YEARS*

*Does not include the working capital savings derived from production control.   Forward looking projections cannot be guaranteed.

EXPANDING CLAIMS & MARKET DIFFERENTIATION

FDA approval, CPT codes, Insurance coverage



The company has retained a world class FDA consulting firm that has completed a strategic review. A portion of the funds will be used to pay for the regulatory approval path for the Fasciablaster products to update categories to one with specific claims that have been proven in clinic studies done by the company and others. In addition, a legal advisory firm has provided a path for Fasciablasting services to be evaluated for reimbursement within an existing or new treatment code. As these are new projects, the revenue associated with a favorable result is not modeled in any particular channel of business, although all channels would see a direct benefit of success.

Investment: $500k



The funds raised on WeFunder will be combined with a follow on Series B that we anticipate to be mostly secured debt backed by our IP asset portfolio. We have held off on this debt while the interest rates were extremely high, but this will become a more attractive addition to the capital structure as rates start to return to a more normal range. We expect that process to begin in Q2-Q3. The timing of the debt financing may change the timing of the results projected below beyond the current year.

USE OF FUNDS FOR STABLE GROWTH (Series A+ & Series B)

New channels of distribution, expanding markets, vertical integration for savings & stability

Funds: $10.1M

(in millions)	2024	2025	2026	2027	2028	5 YR
Use of Funds	5.3	4.6	0.0	0.0	0.0	30.3



Proforma:						
Revenues	26.54	79.05	106.64	133.93	157.46	**503.62**
COGS & Operating	9.49	27.59	35.22	44.52	52.61	**169.43**
Gross Profit	17.04	51.46	71.42	89.41	104.85	**334.19**
Expenses (G&A, S&M)	12.06	36.25	52.79	63.24	72.69	**237.03**
EBIT	4.99	15.21	18.63	26.17	32.16	**97.16**

5 YR Revenue: $503M

5 YR EBIT: $97M

Forward looking projections cannot be guaranteed.

Here are a few details of the investment, but please read the subscription agreement for the full details. If you invested in our last round, look for an email with information on the convertible notes conversion.

The Investment

Series A+ Preferred Shares

Your Price

- $7.00 per share x 10M shares outstanding = **$70M** pre-money valuation
- Early Bird Discount is an even better deal at $5.00 per share = **$50M valuation**

We can't share the confidential report, but we paid a top firm in the medical device space to evaluate our IP rights for insurance purposes (*very high bar*) and the DISCOUNTED amount they came back with is **$63.2M**. The marketing and operations of the company constitute the remaining $6.8M of current value.

3. IP Portfolio Valuation

Based on the intellectual property assets examined, the following valuation conclusions are provided below:

Illustration 1: IP Portfolio Valuation Summary

IP Asset Examined	Discount Rate	Midpoint Royalty Rate Applied	Intangible Property Valuation
Intangible Property	*12.4% (DCF)	29.5% (Accumulative Present Value of IP Contribution)	$ 63.2M (post corporate tax rate)

*Refer to page 45 of Report for definition and approach

Conservative Moderate Aggressive

Refer to Illustration 15: ADBI's IP Portfolio Valuation Table

Valuation based on 7-year Schedule $ 63.2M

A $ 63.2M valuation (based on 7-year present CF value) for the IP assets reviewed in the Report is an accurate and fair value. IRS guidelines stipulate that for an IP asset to have a quantifiable value, it should generate measurable amount of economic benefit to its owner / user and enhance the value of other assets with which it is associated.

Your Rights

- These are shares of preferred stock. The convertible note holders and all of the investors in this round will be issued our first shares of preferred stock.
- These shares hold a "liquidation preference" meaning that if the business were to ever fall on desperate times and declare bankruptcy or wind up for any reason, the preferred shareholders receive their investment back before any other owners or shareholders.
- These shares have no voting rights. Since preferred shareholders have far less risk than common shareholders, they typically do not hold any voting rights.

Those are the basic and most important features of the shares. Please read over the **Shareholder Subscription Agreement** to make sure you understand all of the other details.

The mission we are on, to provide the education and tools needed to restore the fascia health of every person on the planet, is not an easy one but we will continue to work tirelessly to see it through. We are also committed to running a stable and responsible company that provides immense value to every customer, every owner, every community and our precious planet. We hope you will join us on this journey.

Here is a message from our lead investor, Joe Saporito. (Apologies for the quality but we filmed with an AI notetaker. Every little savings helps!)

One of the most important aspects of any successful business is a team that is dedicated to the mission. We do not outsource any of our departments. We have our own warehouse team, customer service, social media, marketing, supply chain, accounting and more. We drive both cost savings and high quality by keeping everything in house. The Ashley Black team works together across the globe to ensure every person learns about the importance of daily fascia care.


INVEST IN A WINNER
a history of success, a future of opportunity
A lifetime of overcoming obstacles and finding the wins.
Woman of the Year 2022
Lifetime achievement 2022
Entrepreneur of the year 2020
TED
Ted speaker 2018
Inc. 500
Fastest growing companies 2019,2022
Best Selling author 2018 & 2022
ASHLEY BLACK